Exhibit 4.2
AVANIR PHARMACEUTICALS
AMENDMENT NO. 1 TO RIGHTS AGREEMENT
     This Amendment No. 1 (the “Amendment”) to the Rights Agreement, dated as of March 5, 1999 (the “Rights Agreement”) is entered into as of April 4, 2008, by and between Avanir Pharmaceuticals, a California corporation (the “Company”), and American Stock Transfer & Trust Company, a New York corporation (the “Rights Agent”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Rights Agreement.
RECITALS
     WHEREAS, pursuant to Section 26 of the Rights Agreement, the Company may, from time to time, supplement or amend any provision of the Rights Agreement without the approval of any holders of Rights in order to make any changes or provisions in regard to matters or questions arising under the Rights Agreement that the Company may deem necessary or desirable;
     WHEREAS, the Company intends to offer shares of its Class A Common Stock (the “Common Stock”) through Piper Jaffray & Co., as placement agent, certain investors pursuant to subscription agreements to be entered into with such investors on or about March 26, 2008 (the “Offering”);
     WHEREAS, pursuant to Section 1.1 of the Rights Agreement, any Person who, together with all of its Affiliates and Associates, shall be a Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding, shall be deemed an Acquiring Person;
     WHEREAS, the Rights Agreement provides that in the event a Person becomes an Acquiring Person, holders of Rights shall be entitled to certain rights, as set forth in Section 11.1.2 of the Rights Agreement;
     WHEREAS, Clarus Ventures (“Clarus”) desires to purchase in the Offering, through one or more of its Affiliates and/or Associates, a number of shares of Common Stock that would cause Clarus to become an Acquiring Person upon the completion of the Offering; and
     WHEREAS, the Company desires to amend the Rights Agreement as set forth below in connection with the purchase by Clarus of Common Stock in the Offering.
AGREEMENT
     NOW, THEREFORE, in consideration of the promises and the mutual agreements herein set forth, the parties hereby agree as follows:
1. Section 1.1 of the Rights Agreement is hereby amended and restated in its entirety to read as follows:
“1.1. “Acquiring Person” means any Person (as such term is hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of that Person, shall be the Beneficial Owner (as such term is hereinafter defined) of 15% or more of the Common Shares of the Company then outstanding but shall not include (i) an Exempt Person (as such term is hereinafter defined), (ii) if, as of March 15, 1999, any Person is the Beneficial Owner of 15% or more of the Common Shares outstanding (an “Existing Holder”), such Existing Holder shall not be or become an “Acquiring Person” unless and until such time as such Existing Holder shall become the Beneficial Owner of one or more additional Common Shares of the Company (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), unless, upon becoming the Beneficial Owner of such additional Common Shares, such Existing Holder is not then the Beneficial Owner of 15% or more of the Common Shares then outstanding or (iii) any Grandfathered Person, unless such Grandfathered Person at any time after the Grandfathered Time becomes the Beneficial Owner of a percentage of the then outstanding Common Shares equal to or exceeding the Grandfathered Percentage then applicable to such Grandfathered Person. Notwithstanding the foregoing, no Person shall become an “Acquiring Person” as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% or more of the Common Shares of the Company then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 15% (or, in the case of a Grandfathered Person, the Grandfathered Percentage then applicable to such Grandfathered Person) or more of the Common Shares of the Company then outstanding solely by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of one or more additional Common Shares of the Company) other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), then such Person shall be deemed to be an “Acquiring Person” unless upon becoming the Beneficial Owner of such additional shares of Common Stock such Person does not beneficially own 15% (or, in the case of a Grandfathered Person, the Grandfathered Percentage then applicable to such Grandfathered Person) or more of the shares of Common Stock then outstanding. Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this Section 1.1, has become such inadvertently (including, without limitation, because (A) such Person was unaware that it beneficially owned a percentage of Common Stock that would otherwise cause such Person to be an “Acquiring Person” or (B) such Person was aware of the extent of its Beneficial Ownership of Common Stock but had no actual knowledge of the consequences of such Beneficial Ownership under this Agreement), and without any intention of changing or influencing control of the Company, and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an Acquiring Person, as defined pursuant to the foregoing provisions of this Section 1.1, then such Person shall no be deemed to be or have become an “Acquiring Person” at any time for any purposes of this Agreement. For all purposes of this Agreement, any calculation of the number of Common Shares outstanding at any particular time, including for purposes of determining the particular percentage of such outstanding Common Shares of which any Person is the Beneficial Owner, shall be made in accordance with the last sentence of Rule 13d-3(d)(1)(i) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as in effect on the date of this Agreement.”
2. Section 1 of the Rights Agreement is amended by adding at the end of said section the following definitions:
“1.14 “Grandfathered Percentage” shall initially be 20.40%; provided that in the event any Grandfathered Person shall sell, transfer, distribute or otherwise dispose of any outstanding Common Shares after the Grandfathered Time, the Grandfathered Percentage shall, immediately after such sale, transfer, distribution or disposition, be adjusted downward, with respect to such Grandfathered Person, to equal the lesser of (i) the Grandfathered Percentage as in effect immediately prior to such sale, transfer, distribution or disposition or (ii) the percentage of outstanding Common Shares that such Grandfathered Person Beneficially Owns immediately following such sale, transfer or disposition plus an additional 0.50%.
1.42 “Grandfathered Person” shall mean Clarus Ventures and its Affiliates and Associates including, without limitation, Clarus Lifesciences I, L.P., Clarus Ventures I, G.P., L.P., and Clarus Ventures I, LLC. Notwithstanding anything to the contrary provided in this Agreement, any Grandfathered Person who after the Grandfathered Time becomes the Beneficial Owner of less than 15% of the Common Shares then outstanding shall thereupon cease to be a Grandfathered Person and shall thereafter be subject to all of the provisions of this Agreement in the same manner as any Person who is not and was not a Grandfathered Person.
1.43 “Grandfathered Time” shall mean the closing of the Offering on April 4, 2008.”
3. The first sentence of Section 3.1 of the Rights Agreement is hereby amended and restated in its entirety to read as follows:
“Until the earlier of (i) the tenth day after the Shares Acquisition Date or (ii) the tenth Business Day after the date of the commencement of, or first public announcement of the intent of any Person (other than an Exempt Person) to commence, a tender or exchange offer the consummation of which would result in any Person (other than an Exempt Person) becoming the Beneficial Owner of Common Shares aggregating 15% (or, in the case of a Grandfathered Person, the Grandfathered Percentage then applicable to such Grandfathered Person) or more of the then outstanding Common Shares of the Company (the earlier of (i) and (ii) being herein referred to as the “Distribution Date”), (x) the Rights (unless earlier expired, redeemed or terminated) will be evidenced (subject to the provisions of Section 3.2) by the certificates for Common Shares registered in the names of the holders thereof (which certificates for Common Shares shall also be deemed to be Right Certificates) and not by separate certificates, and (y) the Rights (and the right to receive certificates therefor) will be transferable only in connection with the transfer of the underlying Common Shares.”
4. By execution of this Agreement, the Company shall not be deemed to have compromised or waived any of its rights under the Rights Agreement.
5. Except as expressly modified herein, all terms and conditions of the Rights Agreement shall continue in full force and effect.
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     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same amendment, and each of which shall be deemed to be an original.
AVANIR PHARMACEUTICALS

By:	/s/ Keith A. Katkin
Name:	Keith A. Katkin
Title:	President and Chief Executive Officer

AMERICAN STOCK TRANSFER & TRUST COMPANY, as Rights Agent

By:	/s/ Herbert J. Lemmer
Name:	Herbert J. Lemmer
Title:	Vice President